October 21, 2024

Peter H. Nielsen
President and Chief Executive Officer
Bio-Path Holdings, Inc.
4710 Bellaire Boulevard, Suite 210
Bellaire, TX 77401

        Re: Bio-Path Holdings, Inc.
            Registration Statement on Form S-3
            Filed October 17, 2024
            File No. 333-282702
Dear Peter H. Nielsen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William R. Rohrlich, II, Esq.